

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 4, 2015

Elena Petrova
President
Spelt Group Corp.
Landhausstrasse, 228
Stuttgart, Germany 70178

> **Re:** **Spelt Group Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 27, 2015**
> **File No. 333-207562**

Dear Ms. Petrova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2015 letter.

General

1. We note your response to comment 2 and continue to believe that you meet the definition of a shell company. Please describe any actions or steps you have undertaken to begin or to further effectuate the two graphic design agreements. We note that while you have entered into these two agreements, the commencement of your business plan and cost of software and equipment are contingent upon raising funds through your anticipated offering.

<u>Consent of Independent Registered Public Accounting Firm</u>

2.   Please include a currently dated consent from your auditor in an amendment to your Form S-1 prior to requesting effectiveness.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications